Pricing Supplement
To underlying supplement No. 1 dated October 1, 2012,
product supplement AF dated September 28, 2012,
prospectus supplement dated September 28, 2012 and
prospectus dated September 28, 2012
Deutsche Bank
Pricing Supplement No. 2205AF Registration Statement No. 333-184193 Dated September 24, 2014; Rule 424(b)(2)
Structured Investments	Deutsche Bank AG $6,000,000 Return Enhanced Notes Linked to the Bloomberg Commodity Index 3 Month ForwardSM due September 27, 2019
General
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The notes are designed for investors who seek a return at maturity of 1.73 times the potential positive performance (if any) of the Bloomberg Commodity Index 3 Month ForwardSM (the “Underlying”). However, if the Final Level is less than the Initial Level, for each $1,000 Face Amount of notes, investors will lose 1.00% of the Face Amount for every 1.00% by which the Final Level is less than the Initial Level. The notes do not pay any coupons and investors should be willing to lose some or all of their investment if the Final Level is less than the Initial Level. Any payment on the notes is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG due September 27, 2019††
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof.
•	The notes priced on September 24, 2014 (the “Trade Date”) and are expected to settle on September 29, 2014 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Underlying:	The Bloomberg Commodity Index 3 Month ForwardSM (Ticker: BCOMF3)
Issue Price:	100% of the Face Amount
Upside Leverage Factor:	1.73
Payment at Maturity:	• If the Final Level is greater than the Initial Level, you will be entitled to receive a cash payment at maturity per $1,000 Face Amount of notes, calculated as follows:
$1,000 + ($1,000 x Underlying Return x Upside Leverage Factor)
• If the Final Level is equal to the Initial Level, you will be entitled to receive a cash payment at maturity per $1,000 Face Amount of notes equal to the Face Amount.
• If the Final Level is less than the Initial Level, you will be entitled to receive a cash payment at maturity per $1,000 Face Amount of notes, calculated as follows:
$1,000 + ($1,000 x Underlying Return)

If the Final Level is less than the Initial Level, you will be fully exposed to the negative Underlying Return and, for each $1,000 Face Amount of notes, you will lose 1.00% of the Face Amount for every 1.00% by which the Final Level is less than the Initial Level. In this circumstance, you will lose some or all of your investment at maturity. Any payment at maturity is subject to the credit of the Issuer.

Underlying Return:	The performance of the Underlying from the Initial Level to the Final Level, calculated as follows:
Final Level – Initial Level Initial Level
The Underlying Return may be positive, zero or negative.
Initial Level†:	262.4719, equal to the closing level of the Underlying on the Trade Date
Final Level†:	The arithmetic average of the closing levels of the Underlying on each of the five Averaging Dates
Trade Date:	September 24, 2014
Settlement Date:	September 29, 2014
Averaging Dates:	September 18, 2019, September 19, 2019, September 20, 2019, September 23, 2019 and September 24, 2019
Maturity Date††:	September 27, 2019
Listing:	The notes will not be listed on any securities exchange.
CUSIP / ISIN:	25152RQQ9 / US25152RQQ91
†	Subject to adjustment as described under “Description of Securities – Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.
††
Subject to postponement as described under “Description of Securities – Adjustments to Valuation Dates and Payment Dates” and acceleration as described under “Description of Securities – Adjustments to Valuation Dates and Payment Dates – Commodity Hedging Disruption Events for Commodity Based Underlyings or Basket Components” in the accompanying product supplement.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page 7 of the accompanying product supplement and
“Selected Risk Considerations” beginning on page 6 of this pricing supplement.
The Issuer’s estimated value of the notes on the Trade Date is $962.00 per $1,000 Face Amount of notes, which is less than the Issue Price. Please see “Issuer’s Estimated Value of the Notes” on the following page of this pricing supplement for additional information.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.
	Price to Public	Fees(1)	Proceeds to Issuer
Per note	$1,000.00	$18.00	$982.00
Total	$6,000,000.00	$108,000.00	$5,892,000.00
(1)  JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, which we refer to as JPMS LLC, or one of its affiliates will act as placement agents for the notes. Please see “Supplemental Plan of Distribution” in this pricing supplement for more information about fees.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$6,000,000.00	$772.80

JPMorgan
Placement Agent
September 24, 2014

Issuer’s Estimated Value of the Notes

The Issuer’s estimated value of the notes is equal to the sum of our valuations of the following two components of the notes: (i) a bond and (ii) an embedded derivative(s). The value of the bond component of the notes is calculated based on the present value of the stream of cash payments associated with a conventional bond with a principal amount equal to the Face Amount of notes, discounted at an internal funding rate, which is determined primarily based on our market-based yield curve, adjusted to account for our funding needs and objectives for the period matching the term of the notes. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. The value of the embedded derivative(s) is calculated based on our internal pricing models using relevant parameter inputs such as expected interest rates and mid-market levels of price and volatility of the assets underlying the notes or any futures, options or swaps related to such underlying assets. Our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.

The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes. The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions will be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between (a) the Issue Price minus the discounts and commissions and (b) the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

Additional Terms Specific to the Notes

You should read this pricing supplement together with underlying supplement No. 1 dated October 1, 2012, product supplement AF dated September 28, 2012, the prospectus supplement dated September 28, 2012 relating to our Series A global notes of which these notes are a part and the prospectus dated September 28, 2012. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Underlying supplement No. 1 dated October 1, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005120/crt_dp33209-424b2.pdf

Product supplement AF dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005082/crt_dp33006-424b2.pdf

Prospectus supplement dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

Prospectus dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

The trustee has appointed Deutsche Bank Trust Company Americas as its authenticating agent with respect to our Series A global notes.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in this pricing supplement and in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, underlying supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes.  You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

What Are the Possible Payments on the Notes at Maturity, Assuming a Range of Hypothetical Performances for the Underlying?

The following table illustrates a range of hypothetical payments at maturity on the notes.  The table and hypothetical examples below reflect the Upside Leverage Factor of 1.73.  The actual Initial Level is set forth on the cover of this pricing supplement. The results set forth below are for illustrative purposes only. The actual return applicable to a purchaser of the notes will be based on the Underlying Return, determined using the closing levels of the Underlying on the specified Averaging Dates.  The numbers appearing in the table and examples below may have been rounded for ease of analysis.

Hypothetical Underlying Return (%)	Hypothetical Return on the Notes (%)	Payment at Maturity ($)
100.00%	173.00%	$2,730.00
90.00%	155.70%	$2,557.00
80.00%	138.40%	$2,384.00
70.00%	121.10%	$2,211.00
60.00%	103.80%	$2,038.00
50.00%	86.50%	$1,865.00
40.00%	69.20%	$1,692.00
30.00%	51.90%	$1,519.00
20.00%	34.60%	$1,346.00
10.00%	17.30%	$1,173.00
7.50%	12.98%	$1,129.75
5.00%	8.65%	$1,086.50
2.50%	4.33%	$1,043.25
1.00%	1.73%	$1,017.30
0.00%	0.00%	$1,000.00
-5.00%	-5.00%	$950.00
-10.00%	-10.00%	$900.00
-20.00%	-20.00%	$800.00
-30.00%	-30.00%	$700.00
-40.00%	-40.00%	$600.00
-50.00%	-50.00%	$500.00
-60.00%	-60.00%	$400.00
-70.00%	-70.00%	$300.00
-80.00%	-80.00%	$200.00
-90.00%	-90.00%	$100.00
-100.00%	-100.00%	$0.00

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the payments on the notes at maturity set forth in the table above are calculated.

Example 1: The Final Level is greater than the Initial Level, resulting in an Underlying Return of 30.00%. Because the Final Level is greater than the Initial Level, the investor receives a Payment at Maturity of $1,519.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x Underlying Return x Upside Leverage Factor)
$1,000 + ($1,000 x 30.00% x 1.73) = $1,519.00

Example 2: The Final Level is equal to the Initial Level, resulting in an Underlying Return of 0.00%. Because the Final Level is equal to the Initial Level, the investor receives a Payment at Maturity of $1,000.00 per $1,000 Face Amount of notes.

Example 3: The Final Level is less than the Initial Level, resulting in an Underlying Return of -40.00%. Because the Final Level is less than the Initial Level, the Underlying Return is negative and the investor receives a Payment at Maturity of $600.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x Underlying Return)
$1,000 + ($1,000 x -40.00%) = $600.00

Selected Purchase Considerations

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UNCAPPED APPRECIATION POTENTIAL – The notes provide the opportunity to enhance returns by multiplying a positive Underlying Return by the Upside Leverage Factor of 1.73. Any payment on the notes is subject to our ability to satisfy our obligations as they become due.

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FULL DOWNSIDE EXPOSURE – If the Final Level is less than the Initial Level, for each $1,000 Face Amount of notes, you will lose 1.00% of the Face Amount for every 1.00% by which the Final Level is less than the Initial Level. In this circumstance, you will lose some or all of your investment in the notes.

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RETURN LINKED TO THE PERFORMANCE OF THE BLOOMBERG COMMODITY INDEX 3 MONTH FORWARDSM — The return on the notes is linked to the performance of the Bloomberg Commodity Index 3 Month ForwardSM as described herein. The Bloomberg Commodity Index 3 Month ForwardSM is a forward month version of the Bloomberg Commodity IndexSM (the “BCOM Index”). The Underlying is calculated on an excess return basis using the same methodology as the BCOM Index except that the contracts used in calculating the Underlying are delivered three months later than the corresponding contracts used to calculate the BCOM Index. The BCOM Index is composed of futures contracts (the “Index Constituents”) on 22 physical commodities (which, as of September 2014, includes Hard Red Winter Wheat and Soybean Meal, the futures contracts of which trade on the Chicago Mercantile Exchange and Chicago Board of Trade, respectively) and is designed to be a benchmark for commodities as an asset class. Because futures contracts specify a certain date for delivery of the underlying commodity, the futures contracts composing the BCOM Index will change over time, as expiring contracts are replaced by contracts with later expiration dates. Consequently, the BCOM Index reflects the return of the futures contracts included in the BCOM Index and also the positive or negative impact of “rolling” hypothetical positions in such contracts forward as they approach delivery.  Its component weightings are determined primarily based on liquidity data, or the relative amount of trading activity of a particular commodity, and dollar-adjusted production data. The component weightings are also determined by several rules designed to insure diversified commodity exposure. On July 1, 2014, Bloomberg Finance L.P. (“Bloomberg”) became responsible for the governance, calculation, distribution and licensing of the BCOM Index. The Underlying was renamed from the Dow Jones–UBS Commodity 3 Month Forward IndexSM to the Bloomberg Commodity Index 3 Month ForwardSM and the ticker changed from “DJUBSF3” to “BCOMF3.” The BCOM Index was renamed from the Dow Jones–UBS Commodity IndexSM to the Bloomberg Commodity Index and the ticker changed from “DJUBS” to “BCOM.” UBS Securities LLC (“UBS”) has maintained its ownership, but will have no role in any aspect of index governance or calculation. Currently, Bloomberg does not expect to make any material alteration to the calculation methodology of the BCOM Index. For more information on the Bloomberg Commodity Index 3 Month ForwardSM, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The S&P Dow Jones Indices – The Dow Jones–UBS Commodity IndexSM” in the accompanying underlying supplement No. 1 dated October 1, 2012. All references to the Dow Jones–UBS Commodity IndexSM in the accompanying underlying supplement No. 1 dated October 1, 2012 are deemed to refer to the Bloomberg Commodity Index.

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A COMMODITY HEDGING DISRUPTION EVENT MAY RESULT IN ACCELERATION OF THE NOTES — If a Commodity Hedging Disruption Event (as defined under “Description of Securities — Adjustments to Valuation Dates and Payment Dates – Commodity Hedging Disruption Events for Commodity Based Underlyings or Basket Components” in the accompanying product supplement) occurs, we will have the right, but not the obligation, to accelerate the payment on the notes. The amount due and payable per $1,000 Face Amount of notes upon such early acceleration will be determined by the calculation agent in good faith and in a commercially reasonable manner on the date on which we deliver notice of such acceleration and will be payable on the fifth business day following the day on which the calculation agent delivers notice of such acceleration. Please see the risk factors entitled “A Commodity Hedging Disruption Event May Result in Acceleration of the Notes” and “Commodity Futures Contracts are Subject to Uncertain Legal and Regulatory Regimes, Which May Adversely Affect the Price of the Underlying and the Value of the Notes” in this pricing supplement for more information.

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TAX CONSEQUENCES — In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the notes will be treated for U.S. federal income tax purposes as prepaid financial contracts that are not debt. Generally, if this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity) and (ii) the gain or loss on your notes should be capital gain or loss and should be long-term capital gain or loss if you have held the notes for more than one year. The Internal Revenue Service (the “IRS”) or a court might not agree with this treatment, however, in which case the timing and character of income or loss on your notes could be materially and adversely affected.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index Constituents.  In addition to these selected risk considerations, you should review the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not pay any coupons and do not guarantee any return of your investment.  The return on the notes at maturity is linked to the performance of the Underlying and will depend on whether, and the extent to which, the Underlying Return is positive, zero or negative.  If the Final Level is less than the Initial Level, for each $1,000 Face Amount of notes, you will lose 1.00% of the Face Amount for every 1.00% by which the Final Level is less than the Initial Level. In this circumstance, you will lose some or all of your investment in the notes. Any payment on the notes is subject to our ability to satisfy our obligations as they become due.

•	THE NOTES DO NOT PAY ANY COUPONS — Unlike ordinary debt securities, the notes do not pay any coupons and do not guarantee any return of your initial investment at maturity.

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THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS — The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations, you might not receive any amount(s) owed to you under the terms of the notes and you could lose your entire investment.

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THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE NOTES — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes.  The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.  If at any time a third party dealer were to quote a price to purchase your notes or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models.  This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

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IF THE LEVEL OF THE UNDERLYING CHANGES, THE VALUE OF YOUR NOTES MAY NOT CHANGE IN THE SAME MANNER — Your notes may trade quite differently from the Underlying. Changes in the level of the Underlying may not result in a comparable change in the value of your notes.

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YOU WILL HAVE NO RIGHTS IN EXCHANGE-TRADED FUTURES CONTRACTS ON THE COMMODITIES INCLUDED IN THE UNDERLYING — As a holder of the notes, you will not have any rights that holders of exchange-traded futures contracts on the commodities included in the Underlying may have.

•	A COMMODITY HEDGING DISRUPTION EVENT MAY RESULT IN ACCELERATION OF THE NOTES — If a Commodity Hedging Disruption Event occurs, we will have the right to accelerate the payment on your notes prior to maturity. The amount due and payable on the notes upon such early acceleration will be determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest the proceeds in a comparable investment.

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COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES, WHICH MAY ADVERSELY AFFECT THE LEVEL OF THE UNDERLYING AND THE VALUE OF THE NOTES — Commodity futures contracts that may compose the Underlying are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the level of the Underlying. The effect on the value of the notes of any future regulatory change is impossible to predict, but could be substantial and adverse to your interest. For example, the Dodd-Frank Wall Street Reform and Consumer Protection Act, which was enacted on July 21, 2010, provided the Commodity Futures Trading Commission (the “CFTC”) with additional authority to establish limits on the amount of positions that may be held by any person in commodity futures contracts, options on such futures contracts and swaps that are economically equivalent to such contracts. Such rules may cause a Commodity Hedging Disruption Event to occur or may increase the likelihood that a Commodity Hedging Disruption Event will occur during the term of the notes. If a Commodity Hedging Disruption Event does occur, we may, in our sole and absolute discretion, accelerate the payment on your notes early and pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest the proceeds in a comparable investment. We may also decide, or be forced, to sell a portion, possibly a substantial portion, of our hedge position in the futures contracts composing the Underlying. Additionally, other market participants are subject to the same regulatory issues and may decide, or be required to, sell their positions in such futures contracts composing the Underlying. While the effect of these or other regulatory developments are difficult to predict, if such broad market selling were to occur, it would likely lead to declines, possibly significant declines, in the prices of such futures contracts composing the Underlying and, therefore, the level of the Underlying and the value of the notes.

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INDEX CALCULATION DISRUPTION EVENTS MAY REQUIRE AN ADJUSTMENT TO THE CALCULATION OF THE UNDERLYING — At any time during the term of the notes, the daily calculation of the Underlying may be adjusted in the event that Bloomberg determines that any of the following index calculation disruption events exists: the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the Underlying on that day; the settlement price of any futures contract used in the calculation of the Underlying reflects the maximum permitted price change from the previous day’s settlement price; the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of the Underlying; or, with respect to any futures contract used in the calculation of the Underlying that trades on the London Metal Exchange (the “LME”), a business day on which the LME is not open for trading. Any such index calculation disruption events may have an adverse impact on the level of the Underlying or the manner in which it is calculated. Please see the section entitled “The S&P Dow Jones Indices – The Dow Jones–UBS Commodity IndexSM” in the accompanying underlying supplement No. 1 dated October 1, 2012.

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BLOOMBERG MAY BE REQUIRED TO REPLACE A DESIGNATED CONTRACT IF THE EXISTING FUTURES CONTRACT IS TERMINATED OR REPLACED — A futures contract known as a designated contract has been selected as the reference contract for each underlying physical commodity. See “The S&P Dow Jones Indices – The Dow Jones–UBS Commodity IndexSM—Designated Contracts for each Index Commodity” in the accompanying underlying supplement No. 1 dated October 1, 2012. Data concerning each designated contract will be used to calculate the Underlying. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a designated contract were to be terminated or replaced by an exchange, a comparable futures contract, if available, would be selected by a supervisory committee appointed by Bloomberg to replace that designated contract. The termination or replacement of any designated contract may have an adverse impact on the level of the Underlying.

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CHANGES THAT AFFECT THE CALCULATION OF THE UNDERLYING MAY ADVERSELY AFFECT THE VALUE OF THE NOTES AND THE AMOUNT YOU WILL RECEIVE AT MATURITY — The policies of Bloomberg concerning the methodology and calculation of the Underlying, additions, deletions or substitutions of the commodities included in the Underlying or exchange-traded futures contracts on the commodities included in the Underlying could affect the level of the Underlying, which could adversely affect the amount payable on the notes at maturity and the value of the notes prior to maturity. The amount payable on the notes and their value could also be adversely affected if Bloomberg, in its sole discretion, changes these policies, for example, by changing the methodology for compiling and calculating the Underlying, or if Bloomberg discontinues or suspends calculation or publication of the Underlying, in which case it may become difficult to determine the value of the notes. If events such as these occur, or if the level of the Underlying is not available because of a market disruption event or for any other reason, the calculation agent will make a good faith estimate in its sole discretion of the level of the Underlying that would have prevailed in the absence of the market disruption event.

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THE CORRELATION AMONG THE INDEX CONSTITUENTS COULD CHANGE UNPREDICTABLY — Correlation is the extent to which the values of the Index Constituents increase or decrease to the same degree at the same time. If the correlation among the Index Constituents changes, the value of the notes may be adversely affected.

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THE ABSENCE OF BACKWARDATION OR PRESENCE OF CONTANGO IN THE MARKETS FOR FUTURES CONTRACTS INCLUDED IN THE UNDERLYING WILL ADVERSELY AFFECT THE LEVEL OF THE UNDERLYING — As the futures contracts included in the Underlying near expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in December may specify a January expiration. As that contract nears expiration, it may be replaced by selling the January contract and purchasing the contract expiring in March. This process is referred to as “rolling.” Historically, with respect to some futures contracts, the prices have frequently been higher for contracts with shorter-term expirations than for contracts with longer-term expirations, which is referred to as “backwardation.” In these circumstances, absent other factors, the sale of the January contract would take place at a price that is higher than the price at which the March contract is purchased, thereby creating a gain in connection with rolling. While certain futures contracts included in the Underlying have historically exhibited consistent periods of backwardation, backwardation will likely not exist in these markets at all times. The absence of backwardation in the markets for these futures contracts will adversely affect the level of the Underlying and, accordingly, decrease the value of your notes. Conversely, some futures contracts included in the Underlying have historically exhibited “contango” markets rather than backwardation. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months due to the costs of long-term storage of a physical commodity prior to delivery or other factors. The presence of contango in the markets for these futures contracts will adversely affect the level of the Underlying and, accordingly, decrease the value of your notes.

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THE PRICES OF COMMODITIES AND COMMODITY FUTURES CONTRACTS ARE HIGHLY VOLATILE AND MAY CHANGE UNPREDICTABLY — Market prices of commodities and commodity futures contracts are highly volatile and, in many sectors, have experienced unprecedented historical volatility in the past few years. Market prices of commodities and commodity futures contracts may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; trends in agriculture; trade, fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease, pestilence and technological developments; changes in interest rates, whether through governmental action or market movements; currency exchange rates; volatility from speculative activities; the development, availability and/or decrease in the price of substitutes; monetary and other governmental policies, action and inaction; macroeconomic or geopolitical and military events, including political instability in some oil-producing countries or other countries in which the production of particular commodities may be concentrated; and natural or nuclear disasters. These factors may adversely affect the values of the related futures contracts composing the Underlying and, as a result, the level of the Underlying, the value of the notes and any payment you may receive in respect of the notes.

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THE MARKETS FOR THE COMMODITIES INCLUDED IN THE UNDERLYING SUFFER FROM SYSTEMIC RISKS — Changes in supply and demand can have significant effects on the prices of the commodities included in the Underlying and their futures contracts. In addition, the commodities included in the Underlying tend to be exposed to the risk of fluctuations in currency exchange rates, volatility from speculative activities and the risk that substitutes for such commodities in their common uses will become more widely available or comparatively less expensive, which can affect the value of such commodities’ futures contracts. If one of these events were to cause a decrease in the prices of the futures contracts included in the Underlying, the level of the Underlying and the value of the notes would be adversely affected.

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THE COMMODITY PRICES REFLECTED IN THE UNDERLYING ARE SUBJECT TO EMERGING MARKETS’ POLITICAL AND ECONOMIC RISKS — The commodities included in the Underlying may be produced in emerging market countries that are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. Indeed, in recent years, some emerging market nations have undergone significant political, economic and social upheaval. In such cases, far-reaching changes have resulted in constitutional and social tensions and in such cases, instability and reaction against market reforms have occurred. With respect to any emerging market nation, there is the possibility of nationalization, appropriation or confiscation, political changes, government regulation and social instability. Future political instability may adversely affect the economic conditions of an emerging market nation. Political or economic instability is likely to adversely affect the level of the Underlying and, potentially, the return on your investment and the value of the notes.

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THE LONDON METAL EXCHANGE DOES NOT HAVE DAILY PRICE LIMITS — The official cash offer prices of certain futures contracts on exchange-traded physical commodities included in the Underlying are determined by reference to the per unit U.S. dollar cash offer prices of contracts traded on the LME. The LME is a principals’ market that operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a particular day or over a period of days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery in any of the next 16 to 24 months (depending on the commodity) following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations occur on an Averaging Date, the per unit U.S. dollar cash offer prices used to determine the official cash offer prices of certain futures contracts on exchange-traded physical commodities included in the Underlying could be adversely affected, which will have an adverse effect on the Payment at Maturity.

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IF THE LIQUIDITY OF THE INDEX CONSTITUENTS IS LIMITED, THE VALUE OF THE NOTES WILL LIKELY BE IMPAIRED — Commodities and derivatives contracts on commodities may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity of the Index Constituents on one or more of the Averaging Dates would likely have an adverse effect on the level of the Underlying and, therefore, on the return on your notes. Limited liquidity relating to the Index Constituents may also result in the publisher of the Underlying being unable to determine the level of the Underlying using its normal means. Any resulting discretion by the calculation agent in determining the Final Level could adversely affect the value of the notes.

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SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY AND RELATED FUTURES MARKETS MAY ADVERSELY AFFECT THE VALUE OF THE NOTES — The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could adversely affect the level of the Underlying and, therefore, the value of the notes.

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RISKS ASSOCIATED WITH THE UNDERLYING MAY ADVERSELY AFFECT THE PRICE OF THE NOTES — Because the notes are linked to the Underlying, which reflects the return on futures contracts on different exchange-traded physical commodities, it will be less diversified than other funds or investment portfolios investing in a broader range of products and, therefore, could experience greater volatility.

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PAST PERFORMANCE OF THE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Underlying over the term of the notes may bear little relation to the historical closing levels of the Underlying and may bear little relation to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Underlying or whether the performance of the Underlying will result in the return of any of your investment.

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ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR NOTES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER'S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE — While the payment(s) on the notes described in this pricing supplement is based on the full Face Amount of your notes, the Issuer's estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes. The Issuer's estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time.  Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer's estimated value of the notes on the Trade Date.  Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between (a) the Issue Price minus the discounts and commissions and (b) the Issuer's estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

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THE NOTES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The notes will not be listed on any securities exchange. There may be little or no secondary market for the notes. We or our affiliates intend to act as market makers for the notes but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes when you wish to do so or at a price advantageous to you. Because we do not expect other dealers to make a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which we or our affiliates are willing to buy the notes. If, at any time, we or our affiliates do not act as market makers, it is likely that there would be little or no secondary market in the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss, even in cases where the level of the Underlying has increased since the Trade Date.

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MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — While we expect that, generally, the level of the Underlying will affect the value of the notes more than any other single factor, the value of the notes prior to maturity will also be affected by a number of other factors that may either offset or magnify each other, including:

•	the expected volatility of the Underlying;

•	the time remaining to maturity of the notes;

•	the volatility of, and correlation among, the prices of the Index Constituents;

•	trends of supply and demand for the commodities included in the Underlying;

•	the interest rates and yields then prevailing in the market;

•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the Index Constituents or commodities markets generally;

•	supply and demand for the notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE COMMODITIES AND COMMODITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We and our affiliates are active participants in the commodities markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more commodities transactions. In addition, we or one or more of our affiliates expect to hedge our commodity exposure from the notes by entering into commodity derivative transactions, such as over-the-counter options or futures. We may adjust those hedges at any time and from time to time. Our trading and hedging activities may affect the Underlying and make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging and trading activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Underlying on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

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WE, OUR AFFILIATES OR OUR AGENTS, OR JPMORGAN CHASE & CO. OR ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE LEVEL OF THE UNDERLYING TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES — We, our affiliates or our agents, or JPMorgan Chase & Co. or its affiliates, may publish research from time to time on financial markets and other matters that could adversely affect the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, our affiliates or our agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the notes and the Underlying to which the notes are linked.

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POTENTIAL CONFLICTS OF INTEREST — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions. In performing these roles, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the notes. The calculation agent will determine, among other things, all values and levels required to be determined for the purposes of the notes on any relevant date or time. The calculation agent also will be responsible for determining whether a Commodity Hedging Disruption Event and/or a market disruption event has occurred. Any determination by the calculation agent could adversely affect the return on the notes.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are not debt. If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could be materially and adversely affected. In addition, as described above under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates.  The hedging or trading activities of our affiliates on or prior to the Trade Date or an Averaging Date could adversely affect the level of the Underlying, which could decrease the amount you may receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the Bloomberg Commodity Index 3 Month ForwardSM based on the daily closing level of the Underlying from September 19, 2009 through September 19, 2014. The closing level of the Underlying on September 24, 2014 was 262.4719.  We obtained the historical closing levels of the Underlying below from Bloomberg L.P., and we have not participated in the preparation of, or verified, such information.

The historical closing levels of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Underlying on any of the Averaging Dates.  We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMS LLC or one of its affiliates, acting as placement agents for the notes, will receive a fee from the Issuer of $18.00 per $1,000 Face Amount of notes.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Issuer, when the notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the authenticating agent, acting on behalf of the trustee, pursuant to the senior indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by German law, Davis Polk & Wardwell LLP has relied, without independent investigation, on the opinion of Group Legal Services of Deutsche Bank AG, dated as of September 28, 2012, filed as an exhibit to the letter of Davis Polk & Wardwell LLP, and this opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Group Legal Services of Deutsche Bank AG. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the senior indenture and the authentication of the notes by the authenticating agent and the validity, binding nature and enforceability of the senior indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP dated September 28, 2012, which has been filed as an exhibit to the registration statement referred to above.